Pure Storage, Inc.
2555 Augustine Drive
Santa Clara, CA 95054

VIA EDGAR

September 8, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Pure Storage, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2025
Filed March 27, 2025
File No. 001-37570

Dear Mr. Cascarano and Mr. Littlepage:

This letter is in response to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of Pure Storage, Inc. (“we” or the “Company”) set forth in the Staff’s letter dated August 25, 2025.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by our response.

Form 10-K for the Fiscal Year Ended February 2, 2025
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Subscription Annual Recurring Revenue, page 42

1.We note you use Subscription Annual Recurring Revenue (ARR) as a key business metric to evaluate the performance of subscription services. Please expand your disclosure to address the following and advise us.
•Clarify what "on-demand" revenue is and how it differs from annualized contract value from subscription agreements.
•Clarify how ARR reflects new and existing customers and any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
•Disclose the renewal rates for subscription arrangements for each period presented to support your assumptions.
•Describe how ARR differs from GAAP revenue and specifically address any adjustments made in accordance with ASC 606.
•Disclose whether ARR is indicative of future revenue and if not, how it may differ.

Response:

We respectfully acknowledge the Staff’s comment, and, in response to the comment, will expand our disclosure of Subscription Annual Recurring Revenue (“ARR”) and add disclosure of Subscription Net Dollar Retention to address the items raised, as set forth in our proposed responsive disclosures below.

•Clarify what "on-demand" revenue is and how it differs from annualized contract value from subscription agreements.

On-demand revenue represents billings during a quarter for consumption by customers of our subscription services above a minimum usage commitment amount. The annualized value of on-demand revenue is calculated by multiplying such billings during the quarter by four.

In contrast, annualized contract value from subscription amounts represents the annualized recurring value of all active, non-cancelable subscription contracts with subscription terms of any length at the end of a quarter. The annualized contract value is calculated by dividing the total committed contract value of each contract by the number of days in the subscription term and then multiplying by 365 days.

Clarify how ARR reflects new and existing customers and any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.

The Company’s ARR calculation at the end of a quarter includes all customers, both existing customers at the beginning of the quarter as well as new customers acquired during the quarter who have an active subscription contract with us at the end of a fiscal quarter.

The Company’s ARR calculation utilizes the contract values in effect for active subscription contracts at the end of a fiscal quarter and as such, ARR reflects all actual reduction of fees due to contract non-renewals or cancellations that are effective as of the period-end date. Our ARR calculation is a point-in-time calculation that does not contemplate any anticipated non-renewals or cancellations for active contracts. As a result, we do not believe our ARR presents limitations as the calculation does not attempt to capture the probability of future changes in fee arrangements, non-renewals or cancellations of active contracts, and renewals of expired contracts.

•Disclose the renewal rates for subscription arrangements for each period presented to support your assumptions.

The Company views Subscription Net Dollar Retention (“NDR”) as a more appropriate measure of customer renewal and expansion behavior as it measures how much ARR from the same cohort of customers existing at the start of a period increases or decreases over a 12 month period, considering expansions, net of contractions and churn. Specifically, our Subscription NDR is calculated by dividing the current fiscal year-end ARR by the corresponding prior year-end ARR, for those customers with an active ARR balance as of a year ago. Current fiscal year-end ARR (i.e., the numerator in the calculation) includes existing customer expansion, net of contraction and churn, but excludes new customers acquired in the current fiscal year period. The Company’s Subscription NDR was 120% and 117% for fiscal years ended 2024 and 2025. A subscription

NDR greater than 100% indicates that not only do the Company’s customers renew their contracts at a high rate, but they also renew at higher total subscription values.

•Describe how ARR differs from GAAP revenue and specifically address any adjustments made in accordance with ASC 606.

ARR differs from GAAP revenue in that ARR is a point-in-time, contract value run-rate metric, whereas GAAP revenue for subscription services under ASC 606 is an accounting measure of revenue earned over time that follows the transfer of control of the underlying performance obligation(s) (e.g. ratably for subscription and support). In addition, ARR, for example, (i) excludes non-recurring revenue streams and one-time fees even though these items are included in GAAP revenue for subscription services and (ii) does not contemplate the proportionate allocation of the contracted subscription amounts to other performance obligations based on standalone selling prices for contracts that have multiple performance obligations or vice versa in accordance with ASC 606 that results in a decrease or increase to GAAP revenue for subscription services.

•Disclose whether ARR is indicative of future revenue and if not, how it may differ.

ARR is an informative metric as of a given point in time that measures the annualized recurring value of all active subscription contracts and on-demand billings based on most recent usage. ARR is not indicative of future revenue as ARR does not anticipate future events or circumstances such as (i) future non-renewals or cancellations of existing contracts or renewals of expired contracts, (ii) expansion, contraction and churn of existing customers or the acquisition of new customers, and (iii) changes in customers’ on-demand consumption of our subscription services. As noted on page 42 of our fiscal 2025 Form 10-K, ARR is a business metric and should be viewed independently of GAAP revenue and deferred revenue and is not intended to be a substitute for, or combined with, any of these items.

Revised Subscription ARR Disclosure

In response to the Staff’s comments, the Company will expand its disclosure of Subscription ARR within Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with its Form 10-Q filing for its second quarter ended August 3, 2025 as follows (bold, underline text represents additions; crossouts to text represents deletions to current disclosure):

Subscription Annualized Recurring Revenue (ARR)

We use Subscription ARR as a key business metric to evaluate the underlying performance of subscription services as of a point in time. Subscription ARR is not indicative of future revenue as events or circumstances that impact future revenue such as (i) future non-renewals or cancellations of existing contracts or renewals of expired contracts, (ii) expansion, contraction and churn of existing customers or the acquisition of new customers, and (iii) changes in customers’ on-demand consumption of our subscription services are not reflected in Subscription ARR. Subscription ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations and is not intended as a substitute for any of these items.

Subscription ARR is calculated as the ~~total~~ annualized recurring contract value of all active, non-cancelable customer subscription agreements with subscription terms of any length at the end of a fiscal quarter, plus on-demand ~~revenue~~billings for the quarter multiplied by four. The c~~C~~ontract values are the contracted amounts in effect at the end of a fiscal quarter and do not contemplate~~established prior to~~ any adjustments made in accordance with ASC 606 such as the proportionate allocation of the contracted subscription amounts to other performance obligations based on standalone selling prices for contracts that have multiple performance obligations or vice versa that are reflected in subscription services revenue under U.S. GAAP. On-demand billings represent billings for consumption by our customers’ most recent usage of our subscription services above the minimum usage commitment.

In addition, the Company intends to disclose, in future filings and on an annual basis, its Subscription NDR within Management’s Discussion and Analysis of Financial Condition and Results of Operations starting with its Form 10-K filing for the year ended February 1, 2026, in substantially the following form:

Subscription Net Dollar Retention (NDR)

We use Subscription Net Dollar Retention (NDR) as an indicator of our ability to successfully expand and grow revenue within our existing customer base on an annual basis. Our Subscription NDR, which approximates the year-over-year percentage growth in ARR from the same cohort of existing customers across comparable fiscal periods, was 117% and xx% for the fiscal years ended 2025 and 2026. Our Subscription NDR is calculated by dividing the current fiscal year-end ARR by the corresponding prior year-end ARR, for those customers with an active ARR balance as of a year ago. Current fiscal year-end ARR includes existing customer expansion, net of contraction and churn, but excludes ARR from new customers acquired in the current fiscal year period.

We believe that this expanded disclosure, in combination with other existing, relevant disclosures in our Form 10-K, provides a complete picture with respect to the ARR metric. Please contact me with any questions or comments regarding our response.

Thank you for your assistance.

Sincerely,

/s/ Mona Chu
Mona Chu
Chief Accounting Officer

cc:
Charles Giancarlo, Chairman and Chief Executive Officer
Tarek Robbiati, Chief Financial Officer
Nicole Armstrong, Chief Administrative & Legal Officer
Todd Wheeler, VP, General Counsel